Exhibit 99.11
QUEST URANIUM CORPORATION
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
APRIL 20, 2010
TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of QUEST URANIUM CORPORATION (the “Corporation”) will be held at:

Place:	National Club Howland Room 303 Bay Street Toronto, Ontario M5H 2R1

Date:	April 20, 2010

Time:	10:30 a.m.
The purposes of the Meeting are to:
1.	receive and consider the financial statements of the Corporation for the fiscal year ended October 31, 2009 and the auditors’ report thereon;

2.	elect directors;

3.	appoint auditors and authorize the directors to fix their remuneration;

4.	consider, and if deemed advisable to adopt, a resolution in the form annexed as Schedule B to the Management Proxy Circular, ratifying and confirming the 2007 Stock Option Plan of the Corporation;

5.	consider, and if deemed advisable to adopt, a special resolution annexed as Schedule C to the Management Proxy Circular, authorizing an amendment to the Articles of the Corporation so as to change the name of the Corporation to “Quest Rare Minerals Ltd. — Minéraux Rares Quest Ltée”, or such other name as may be selected by the Board of Directors of the Corporation in its discretion; and

6.	transact such other business as may properly be brought before the Meeting.
If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 prior to 5:00 p.m. on April 16, 2010 or with the Secretary of the Corporation before the commencement of the Meeting or at any adjournment thereof.
DATED at Montreal, Québec
March 16, 2010
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Peter Cashin
Peter Cashin
President and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES BY MANAGEMENT
This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation by the management of Quest Uranium Corporation (the “Corporation”) of proxies to be used at the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Corporation.
APPOINTMENT AND REVOCATION OF PROXIES
The persons named in the enclosed form of proxy are directors and officers of the Corporation. A shareholder has the right to appoint as his or her proxy a person, who need not be a shareholder, other than those whose names are printed on the accompanying form of proxy. A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 prior to 5:00 p.m. on April 16, 2010 or with the Secretary of the Corporation before the commencement of the Meeting or at any adjournment thereof.
A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 prior to 5:00 p.m. on the second to last business day immediately preceding the Meeting or with the Secretary of the Corporation before the commencement of the Meeting or at any adjournment thereof.
EXERCISE OF DISCRETION BY PROXIES
Shares represented by properly-executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted for the: (i) election of directors; (ii) appointment of auditors; (iii) resolution ratifying and confirming the 2007 Stock Option Plan of the Corporation, as amended; and (iv) special resolution authorizing an amendment to the Articles of the Corporation so as to change the name of the Corporation to “Quest Rare Minerals Ltd. ¯ Minéraux Rares Quest Ltée”, as stated under such headings in this Circular. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.
VOTING SHARES
As at March 16, 2010, there were 40,759,954 issued and outstanding common shares of the Corporation. Each common share entitles the holder thereof to one vote. The Corporation has fixed March 15, 2010 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Pursuant to the Canada Business Corporations Act, the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of shares held by each shareholder. A shareholder whose name appears on the list referred to above is entitled to vote the shares shown opposite his or her name at the Meeting. The list of shareholders is available for inspection during usual business hours at the head office of the Corporation, 1155 University Street, Suite 1308, Montreal, Québec and at the Meeting.
NON-REGISTERED SHAREHOLDERS
Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs,

RESPs, TFSAs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:
(a)	typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)	less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.
In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.
Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.
In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.
A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.
PRINCIPAL SHAREHOLDER
As at March 16, 2010, to the best knowledge of the Corporation, the following is the only person who beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the common shares of the Corporation:

Name and place of residence	Number of shares held	Percentage
Freewest Resources Canada Inc.(1)	4,187,760	10.27%
Montreal, Québec

(1)	The information set out above is taken from a report dated March 16, 2010, as filed on the SEDI website at www.sedi.ca, and is not within the direct knowledge of the Corporation.
ELECTION OF DIRECTORS
The Board currently consists of six directors. The persons named in the enclosed form of proxy intend to vote for the election of the six nominees whose names are set out below. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause.

The following table sets out the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Corporation now held by such person, his municipality of residence and principal occupation, the year in which such person became a director of the Corporation, and the number of common shares of the Corporation that such person has advised are beneficially owned or over which control or direction is exercised by such person as at the date indicated below.

			Number of shares
			beneficially owned or over
Name, municipality of residence		First year	which control is exercised
and position with the Corporation	Principal occupation	as director	as at March 16, 2010
Peter J. Cashin(1) Burlington, Ontario, Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	2007	196,185

Mackenzie I. Watson Westmount, Québec, Canada Chairman of the Board of Directors and Director	President Freewest Resources Canada Inc. (mining exploration company)	2007	563,809

Ronald Kay Westmount, Québec, Canada Chief Financial Officer and Director	Vice-President Freewest Resources Canada Inc. (mining exploration company)	2007	223,392

Daniel B. Larkin (1) Arnprior, Ontario, Canada Director	Prospector	2007	16,980

Michael Pesner, CA(1) Montreal, Québec, Canada Director	President Hermitage Canada Finance Inc. (financial advisory services company)	2007	—

Neil Wiener Westmount, Québec, Canada Director	Partner Heenan Blaikie LLP (law firm)	2007	61,666

(1)	Member of the Audit Committee.
The information as to shares beneficially owned or over which the above-named individuals exercise control or direction is not within the knowledge of the Corporation and has been furnished by the respective nominees individually. The Corporation does not have an Executive Committee of the Board of Directors.
To the knowledge of the Corporation, none of the foregoing nominees for election as a director of the Corporation:
(a)	is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:
(i)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company, with the exception of Mackenzie I. Watson, a director of Royal Standard Minerals Inc., which was the subject of a cease trade order from January 2003 to April 2003, for failure to file certain documents; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or
(b)	is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, with the exception of Neil Wiener, who was a director of Telescene Film Group Inc. and Mackenzie I. Watson, who was a director of Royal Standard Minerals Inc.; or

(c)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.
None of the foregoing nominees for election as director of the Corporation has been subject to:
(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Corporation maintains insurance for the benefit of the Corporation’s directors and officers against any liability incurred by them in their capacity as directors and officers. The policy provides coverage in respect of a maximum total liability of $3 million, subject to a deductible of $25,000 per event. The premium, which amounted to $14,879 for the period from February 22, 2009 to February 22, 2010, is paid by the Corporation. The policy was renewed in February 2010 and the premium amounts to $14,879 for the period from February 22, 2010 to February 22, 2011.
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
Compensation Discussion and Analysis
The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation’s executive compensation objectives and process and to discuss compensation relating to each person who acted as President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and CFO, whose total compensation was more than $150,000 in the Corporation’s last financial year (each a “Named Executive Officer” or “NEO” and collectively the “Named Executive Officers”). For the fiscal year ended October 31, 2009, the Corporation had two Named Executive Officers, namely, the CEO (Peter J. Cashin) and CFO (Ronald Kay).
Compensation Philosophy and Objectives
In light of the Corporation’s current stage of development, it does not have a formal compensation program. The Board of Directors meets to discuss and determine management compensation without reference to formal criteria. The general objective of the Corporation’s compensation is to: (i) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (ii) align management’s interests with the long-term interests of shareholders; (iii) provide a compensation package that is commensurate with other junior mining exploration companies in order to enable the Corporation to attract and retain talent; and (iv) ensure that the total compensation package is designed in a manner that takes into account the constraints under which the Corporation operates by virtue of the fact that it is a junior mining exploration company without a history of earnings.

Compensation Process
The Board of Directors, as a whole, ensures that total compensation paid to all Named Executive Officers is fair and reasonable and accomplishes the following long-term objectives:
o	produce long-term, positive results for the Corporation’s shareholders;

o	align executive compensation with corporate performance; and

o	provide market-competitive compensation and benefits that will enable the Corporation to recruit, retain and motivate the executive talent necessary to be successful.
The Board of Directors also relies on the experience of its members as officers and directors with other junior mining exploration companies in assessing compensation levels.
Analysis of Elements
The compensation paid to Named Executive Officers is comprised of two main components: base salary and long-term incentives, comprised of stock options granted pursuant to the Corporation’s Stock Option Plan adopted by the Board of Directors in 2007, as amended (the “2007 Plan”). The following discussion describes the components of compensation and discusses how each component relates to the Corporation’s overall executive compensation objective. The Corporation believes that:
o	base salaries provide an immediate cash incentive for the Corporation’s Named Executive Officers and should be at levels competitive with peer companies that compete with the Corporation for business opportunities and executive talent; and

o	stock options ensure that the Named Executive Officers are motivated to achieve long-term growth of the Corporation and continuing increases in shareholder value, and provide capital accumulation linked directly to the Corporation’s performance.
The Corporation places equal emphasis on base salary and stock options as short-term and long-term incentives, respectively.
Base Salaries
The Named Executive Officers receive a base salary which is based primarily on the level of responsibility of the position, the qualifications and experience of the officer and market conditions. The base salary may be paid to the NEO in the form of a consulting fee.
The base salaries of the Named Executive Officers are reviewed annually to ensure that they take into account the following factors: market and economic conditions, levels of responsibility and accountability of each NEO, skill and competencies of each individual, retention considerations, and level of demonstrated performance.
Base salaries, including that of the CEO, are reviewed by the Board of Directors on the basis of its opinion as to a fair and responsible compensation package, taking into account the contribution of the CEO to the Corporation’s long-term growth and the knowledge of the members of the Board of Directors with respect to remuneration practices in Canada.
Long-Term Incentive Plans and Stock Option Plan
The Corporation has no long-term incentive plans other than the 2007 Plan. The Corporation provides long-term incentive compensation to its Named Executive Officers through the 2007 Plan. Under the 2007 Plan, the Board of Directors of the Corporation may by resolution grant stock options to directors, officers and/or employees of, and service providers to, the Corporation, provided that the total number of shares issued under the 2007 Plan does not exceed 10% of the number of shares outstanding from time-to-time. The Board of Directors grants stock options from time-to-time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Corporation, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions. The Board of Directors views the granting of stock options as a means of promoting the success of the Corporation and higher returns to its shareholders. As such, the Board of Directors does not grant stock options in excessively dilutive numbers or at exercise prices not reflective of the Corporation’s underlying value. In 2009, the Board of Directors granted a total of 700,000 stock options to the Named Executive Officers. The terms of the 2007 Plan are described in the section entitled “Ratification and Confirmation of Stock Option Plan” below.
Group Benefits/Perquisites
The officers of the Corporation do not benefit from any life, medical, long-term disability or other insurance. None of the officers benefit from a retirement plan.
Summary of the Compensation of the Named Executive Officers
The following table provides information for the financial year ended October 31, 2009 regarding compensation paid to or earned by the Named Executive Officers.
Summary Compensation Table

					Non-Equity Incentive
					Plan Compensation
					($)
			Share-	Option-		Long-
			Based	Based	Annual	Term	Pension	All other		Total
Name and Principal		Salary(1)	Awards(2)	Awards(3)	Incentive	Incentive	Value(4)	Compensation		Compensation
Occupation	Year	($)	($)	($)	Plans	Plans	($)	($)		($)
Peter J. Cashin	2009	—	—	156,553	—	—	—	140,125	(5)	296,678
President and Chief Executive Office
Ronald Kay	2009	—	—	78,277	—	—	—	24,000	(6)	102,277
Chief Financial Officer

(1)	This column discloses the actual salary earned during the fiscal year indicated.

(2)	The Corporation does not have a share-based compensation plan.

(3)	This column discloses the total value of stock options granted to the Named Executive Officers during the fiscal year indicated. The value of stock options was calculated using the Black-Scholes option pricing model at the time of grant.

(4)	The Corporation does not have a retirement plan.

(5)	During the fiscal year ended October 31, 2009, the Corporation retained the services of Mr. Cashin to carry out work on its exploration projects. For the fiscal year ended October 31, 2009, the total amount paid to Mr. Cashin for such services was $140,125.

(6)	During the fiscal year ended October 31, 2009, the Corporation retained the services of Mr. Kay to carry out financial consulting services. For the fiscal year ended October 31, 2009, the total amount paid to Mr. Kay for such services was $24,000.
Incentive Plan Awards
The following table sets out the details of all stock options held by the Named Executive Officers as at October 31, 2009, the end of the Corporation’s most recently-completed financial year.

	Option-Based Awards				Share-Based Awards
	Number of					Market or Payout
	Securities			Value of	Number of	Value of
	Underlying			Unexercised	Performance	Performance
	Unexercised	Option		In-the-Money	Shares that have	Shares that have
	Options	Exercise Price	Option Expiration	Options(1)	not Vested	not Vested(2)
Name	(#)	($)	Date	($)	(#)	($)
Peter J. Cashin	215,000	0.15	January 11, 2013	365,000	n/a	n/a
	250,000	0.10	February 12, 2014	437,500	n/a	n/a
	300,000	0.75	July 27, 2014	330,000	n/a	n/a
Ronald Kay	500,000	0.15	January 11, 2013	850,000	n/a	n/a
	150,000	0.75	July 27, 2014	165,000	n/a	n/a

(1)	This column sets out the aggregate value of in-the-money unexercised options as at October 31, 2009, calculated based on the difference between the market price of the common shares underlying the stock options as at October 30, 2009 ($1.85), the last trading day in the 2009 fiscal year, and the exercise price of the stock options.

(2)	The Corporation does not have a share-based compensation plan.
Incentive Plan Awards — Value Vested or Earned During the Year
The following table sets out, for each NEO, the value of option-based awards and share-based awards which vested during the year ended October 31, 2009 and the value of non-equity incentive plan compensation earned during the year ended October 31, 2009.

	Option-Based Awards-Value	Share-Based Awards-Value	Non-Equity Incentive Plan Compensation-
	Vested During the Year(1)	Vested During the Year(2)	Value Earned During the Year
Name	($)	($)	($)
Peter J. Cashin	77,500	n/a	n/a
Ronald Kay	51,667	n/a	n/a

(1)	Calculated based on the difference between the market price of the shares underlying the stock options at the vesting date and the exercise price of the stock options on the vesting date.

(2)	The Corporation does not have a share-based compensation plan.
Termination and Change of Control Benefits
There are no employment contracts between the Corporation and its officers, and there are no plans or compensation mechanisms in favor of officers which could be triggered following a retirement, termination or change of control, other than the following.
In July 2009, the Corporation entered into a consulting services agreement with Peter J. Cashin, the President and Chief Executive Officer of the Corporation, for an indeterminate term. The agreement provides that Mr. Cashin will receive an annual consulting fee of $150,000. The consulting fee is reviewed annually and may be increased, from time to time, by mutual agreement of Mr. Cashin and the Board of Directors of the Corporation. The agreement may be terminated by the Corporation upon a breach by Mr. Cashin of certain terms and conditions thereof. The agreement may also be terminated by the Corporation at its discretion by paying Mr. Cashin an amount equal to two times the greater of: (i) the then-current annual consulting fee of Mr. Cashin; (ii) the average of the consulting fee of Mr. Cashin during the three years immediately prior to the date of the termination of the agreement; and (iii) $150,000. Such payment will also be due to Mr. Cashin no later than 30 days following a “deemed termination” of the agreement by the Corporation, as that term is defined therein. The agreement further provides that in the event of the termination of the agreement by the Corporation within one year of a “change in control” of the Corporation, as defined in the agreement, the Corporation will make a one-time lump sum payment to Mr. Cashin in an amount equal to three times the greater of: (i) the then-current annual consulting fee of Mr. Cashin; (ii) the average of the consulting fee of Mr. Cashin during the three years immediately prior to the date of the termination of the agreement; and (iii) $150,000. The agreement also provides for the grant of stock options to Mr. Cashin upon approval by the Board of Directors of the Corporation, and the reimbursement of expenses incurred by Mr. Cashin in performing his duties under the agreement.
Director Compensation
The Corporation did not pay any cash compensation to its directors for their services as directors in respect of the fiscal year ended October 31, 2009. The Corporation granted a total of 500,000 stock options to its directors for their services as directors.

		Share-		Non-equity
	Fees	based	Option-based	incentive plan		All other
	earned	awards	awards(1)	compensation	Pension value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Mackenzie I. Watson	—	—	78,277	—	—	—	78,277
Daniel B. Larkin	—	—	54,010	—	—	—	54,010
Neil Wiener	—	—	27,005	—	—	—	27,005
Michael Pesner	—	—	913	—	—	—	913

Total	—	—	160,205	—	—	—	160,205

(1)	This column sets out the total value of stock options granted to the directors during the fiscal year indicated. The value of stock options was calculated using the Black-Scholes option pricing model at the time of grant.
INFORMATION ON THE AUDIT COMMITTEE
Charter of the Audit Committee
The Charter of the Audit Committee is annexed to this circular as Schedule A.
Composition of the Audit Committee
The Audit Committee is comprised of Peter Cashin, Michael Pesner and Daniel B. Larkin. Under Multilateral Instrument 52-110 Audit Committees, a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably be expected to interfere with the exercise of the member’s independent judgment. The Board of Directors has determined that Michael Pesner and Daniel B. Larkin are independent members of the Audit Committee. The Board of Directors considers that Peter Cashin is not an independent member of the Corporation’s Audit Committee in that Mr. Cashin is the President and Chief Executive Officer of the Corporation.
The Board of Directors has determined that each of the three members of the Audit Committee is “financially literate” within the meaning of section 1.6 of Multilateral Instrument 52-110 Audit Committees, that is, each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
Education and Relevant Experience
The education and related experience of each of the members of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below.
Peter Cashin, P. Geo, is an exploration geologist with more than 28 years of experience in all facets of the mines and minerals industry. Mr. Cashin obtained a Bachelors of Science degree from the University of New Brunswick in 1979 and a Masters of Science degree from McGill University in 1985. From 1979 to 1989, Mr. Cashin worked for a number of mining and mining exploration companies, such as Gulf Minerals Canada Ltd., Getty Mining Co., Campbell Resources Inc., St-Joe Canada, Muscocho Exploration Ltd. and Chevron Minerals Ltd. From 1990 to 1998, Mr. Cashin held senior positions with Inco Exploration Limited. From 1998 to 2005, he was also involved in resource investment attraction and marketing with the Ontario Ministry of Northern Development and Mines. Prior to joining the Corporation, Mr. Cashin was the Manager of Investor and Corporate Affairs for Alexis Minerals Corporation, a mining exploration company listed on the Toronto Stock Exchange. Mr. Cashin is also a “Qualified Person” as defined by National Instrument 43-101, and a Practicing Professional Geoscientist of the Association of Professional Geoscientists of Ontario (APGO) and l’Ordre des géologues du Québec (OGQ).
Michael Pesner, CA, has been President of Hermitage Canada Finance Inc. since 2002, a firm specializing in financial advisory services. He was previously a senior partner in financial advisory services at KPMG LLP, Chartered Accountants, in Montreal, specializing in corporate finance, mergers and acquisitions, divestitures, restructuring and corporate recovery in Canada. Mr. Pesner holds a Bachelor of Commerce degree in Finance and Administration from McGill University as well as a Bachelor of Arts degree from Sir George Williams University. Mr. Pesner is also a Chartered Accountant, a licensed Trustee in Bankruptcy and a Certified Insolvency and Restructuring Professional. Mr. Pesner is a director of Prestige Telecom Inc., San Anton Capital Inc., a capital pool company, and Mint Technology Corp, all of which are companies listed on the TSX Venture Exchange. Mr. Pesner is also a director of Bitumen Capital Inc., a capital pool company, which is listed on the Nex trading board of the TSX Venture Exchange.
Daniel Larkin holds a B.Sc. degree in geology from the University of Ottawa and an MBA degree from the Schulich School of Business of York University, Toronto. From 1970 to 1992, Mr. Larkin worked for Imperial Oil Ltd. in mineral exploration, and as a manager, oil sands economist and researcher, government affairs manager, and a senior executive in minerals. In 1993, Mr. Larkin joined the National Research Council of Canada, where until 2002 he identified technologies ready for commercialization in the resources industries, and assisted in their spin-out. He is the founder and a director of PharmaGap Inc., a biotech company listed on the TSX Venture Exchange which is developing new cancer compounds.
Mr. Larkin is a past president of the Geological Society of the Canadian Institute of Mining, and of the Calgary Mineral Exploration Group. He is a member of numerous geological and mining organizations, a “Qualified Person” as defined by NI 43-101, and a Certified Professional Geologist of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA). Mr. Larkin has participated in creating several capital pool companies listed on the TSX Venture Exchange, including two as President.
Pre-approval Policies and Procedures for Audit Services
The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.
External Auditor Fees
(a) Audit Fees
“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, assistance with interim financial statements, and related matters. Bratt Fremeth Star G.P, Chartered Accountants, the Corporation’s external auditors, billed the Corporation $17,000 in audit fees during each of the fiscal years ended October 31, 2009 and October 31, 2008.
(b) Audit-Related Fees
“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above. Bratt Fremeth Star G.P, Chartered Accountants, the Corporation’s external auditors, billed the Corporation $1,000 in audit-related fees during each of the fiscal years ended October 31, 2009 and October 31, 2008.
(c) Tax Fees
“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. Bratt Fremeth Star G.P, Chartered Accountants, the Corporation’s external auditors, billed the Corporation $2,000 in tax fees during each of the fiscal years ended October 31, 2009 and October 31, 2008.
(d) All Other Fees
Bratt Fremeth Star G.P, Chartered Accountants, the Corporation’s external auditors. did not bill the Corporation for other services during the fiscal year ended October 31, 2009 or October 31, 2008.
Reliance on Exemption
The Corporation is relying on the exemption set out in section 6.1 of Multilateral Instrument 52-110 Audit Committees with respect to certain reporting obligations.

INDEBTEDNESS OF DIRECTORS AND OFFICERS
As at March 16, 2010, none of the directors, executive officers, employees or former directors, executive officers or employees of the Corporation was indebted to the Corporation or a subsidiary of the Corporation in connection with a purchase of securities or for any other matter.
During the fiscal year ended October 31, 2009, none of the directors or executive officers of the Corporation, proposed nominees for election as a director, or any associate of the foregoing was indebted to the Corporation or any subsidiary of the Corporation.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out certain details as at October 31, 2009, the end of the Corporation’s last fiscal year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

Number of shares remaining
available for future issuance
		Weighted-average exercise	under the Equity
	Number of shares to be issued	price of outstanding	Compensation Plans
	upon exercise of outstanding	options, warrants and	(excluding securities reflected
	options, warrants and rights	rights	in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans previously approved by shareholders	3,466,668	$0.36	527,163

Equity compensation plans not previously approved by shareholders	Nil	Nil	Nil
The equity compensation plan referred to in the foregoing table is described under “Ratification and Confirmation of Stock Option Plan” below.
APPOINTMENT OF AUDITORS
Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of Bratt Fremeth Star G.P., Chartered Accountants, as the auditors of the Corporation until the next annual meeting of shareholders. Bratt Fremeth Star G.P., Chartered Accountants, have served as the auditors of the Corporation since June 6, 2007.
RATIFICATION AND CONFIRMATION OF STOCK OPTION PLAN
The 2007 Plan of the Corporation was established by the Board of Directors of the Corporation in September 2007. The 2007 Plan was amended in February 2009 so as to increase the maximum period during which an option may be exercised from five years to ten years. The 2007 was further amended in December 2009 so as that all options granted thereafter vest immediately, subject to the power of the Board of Directors of the Corporation to set a vesting schedule for any option at the time of grant.
Under the 2007 Plan, the maximum number of common shares that can be issued upon the exercise of options granted under the 2007 Plan is equal to 10% of the number of the Corporation’s common shares issued and outstanding from time-to-time. This is known as a “rolling” stock option plan. Under a “rolling” stock option plan, the number of common shares which may be issued automatically increases as the number of issued and outstanding common shares increases.
Under TSX Venture Exchange Policy 4.4 Incentive Stock Options, a “rolling” stock option plan, such as the 2007 Plan, must receive shareholder approval yearly, at the annual meeting of shareholders. Accordingly, at the Meeting, shareholders will be asked to adopt a resolution in the form annexed to this Circular as Schedule B, ratifying and confirming the 2007 Plan. In order to be adopted, the resolution must be approved by a simple majority of the votes cast by the holders of the common shares, either present in person or represented by proxy at the Meeting. Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote for the resolution.

The following is a summary of the terms and conditions of the 2007 Plan:
(a)	the Board of Directors of the Corporation may grant options to acquire common shares of the Corporation to directors, officers and employees of, and service providers to, the Corporation and its subsidiaries;

(b)	the granting of an option to an officer or employee does not impose upon the Corporation any obligation to retain the optionee in its employ;

(c)	the maximum number of common shares that can be issued upon the exercise of options granted under the 2007 Plan, together with any common shares issued or reserved for issuance under any other share compensation arrangement which is then in place, is equal to 10% of the number of the Corporation’s common shares issued and outstanding from time-to-time;

(d)	the exercise price of options is set at the time of the grant of the options, but cannot be less than the closing price of the Corporation’s common shares on the TSX Venture Exchange on the trading day immediately preceding the day on which an option is granted;

(e)	the maximum period during which an option may be exercised is ten years from the date on which they are granted;

(f)	all options vest immediately, subject to the power of the Board of Directors of the Corporation to set a vesting schedule for any option, and subject to the further condition that options granted to consultants performing investor-relations activities must vest over a period of at least twelve months, with no more than one-quarter of the options vesting in any three-month period;

(g)	options are not transferable other than by will or by the laws of succession of the domicile of the deceased optionee;

(h)	options cannot be pledged, charged, transferred, assigned or otherwise encumbered or disposed of, on pain of nullity;

(i)	an option is exercised by the optionee (or his personal representatives or legatees) giving notice in writing to the Secretary of the Corporation at its head office, which notice must specify the number of common shares in respect of which the option is being exercised and be accompanied by payment in full of the purchase price, by certified cheque, for the number of shares specified;

(j)	if an optionee’s employment or service-provider relationship with the Corporation is terminated for cause, options not then exercised terminate immediately;

(k)	if an optionee dies, options may be exercised, for a period of one year after the date of death, for that number of common shares which the optionee was entitled to acquire at the time of death;

(l)	if an optionee becomes, in the determination of the Board of Directors, permanently disabled, options may be exercised, for a period of 90 days after the date of permanent disability, for that number of common shares which the optionee was entitled to acquire at the time of permanent disability, provided that if the optionee was engaged in investor-relations activities for the Corporation, the foregoing period is reduced to 30 days after the date of such permanent disability;

(m)	upon an optionee’s employment, office, directorship or service-provider relationship with the Corporation terminating or ending other than by reason of death, permanent disability or termination for cause, options may be exercised, for a period of 90 days after such date, for that number of common shares which the optionee was entitled to acquire at the time of such termination, provided that if the optionee was engaged in investor-relations activities for the Corporation, the forgoing period is reduced to 30 days after such date;

(n)	in the event of the subdivision of the common shares of the Corporation into a greater number of shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Corporation must deliver to such optionee at the time of any subsequent exercise of his option in lieu of the number of common shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of common shares as such optionee would have held as a result of such subdivision if on the record date thereof the optionee had been the registered holder of the number of common shares to which he was theretofore entitled upon such exercise;

(o)	in the event of the consolidation of the common shares of the Corporation into a lesser number of shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Corporation must deliver to such optionee at the time of any subsequent exercise of his option in lieu of the number of shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of common shares as such optionee would have held as a result of such consolidation if on the record date thereof the optionee had been the registered holder of the number of common shares to which he was theretofore entitled upon such exercise; and

(p)	in the event the Corporation proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the common shares of the Corporation or any part thereof is made to all holders of common shares of the Corporation, the Corporation has the right, upon written notice thereof to each optionee holding options under the 2007 Plan, to permit the exercise of all such options within the 20-day period next following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) will terminate and cease to have further force or effect whatsoever.
AMENDMENT TO ARTICLES OF INCORPORATION
Change of Corporate Name
The Board of Directors of the Corporation recommends that the Corporation change its corporate name to “Quest Rare Minerals Ltd. — Minéraux Rares Quest Ltée”, so that the corporate name better reflects the business carried on by the Corporation. Accordingly, shareholders will be asked to approve a special resolution in the form annexed hereto as Schedule C (the “Special Resolution”), authorizing an amendment to the Articles of the Corporation so as to change the name of the Corporation to “Quest Rare Minerals Ltd. — Minéraux Rares Quest Ltée”, or such other name as may be selected by the Board of Directors in its discretion. In order to be adopted, the Special Resolution must be approved by at least two-thirds of the votes cast by the holders of the common shares, either present in person or represented by proxy at the Meeting.
If the Special Resolution is adopted by the shareholders, Articles of Amendment will be filed shortly after the Meeting. Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote FOR the Special Resolution. The amendment of the Articles will not have any effect on the operations of the Corporation. The change of corporate name is subject to the approval of the TSX Venture Exchange.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
No “informed person” of the Corporation, that is: (a) the directors and executive officers of the Corporation; (b) any person who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Corporation’s outstanding voting shares; (c) any director or executive officer of a person referred to in (b) above; or (d) any associate or affiliate of any “informed person” of the Corporation, has any material interest, direct or indirect, in any transaction since November 1, 2008 or in any proposed transaction which has materially affected or would materially affect the Corporation.
OTHER MATTERS
Management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS
The Canada Business Corporations Act provides, in effect, that a registered holder or beneficial owner of shares that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The Canada Business Corporations Act further provides, in effect, that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. As the notice in connection with the Meeting is dated March 16, 2010, the deadline for submitting a proposal to the Corporation in connection with the next annual meeting of shareholders is December 15, 2010.
The foregoing is a summary only; shareholders should carefully review the provisions of the Canada Business Corporations Act relating to Proposals and consult with a legal advisor.
CORPORATE GOVERNANCE PRACTICES
National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer, such as the Corporation, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices.
1. Board of Directors
Disclose how the board of directors facilitates its exercise of independent supervision over management, including:
(a)	the identity of directors who are independent; and

(b)	the identity of directors who are not independent, and the basis for that determination.

The Board of Directors considers that Daniel B. Larkin and Michael Pesner are independent within the meaning of Multilateral Instrument 52-110 Audit Committees.

The Board of Directors considers that Peter Cashin, Mackenzie I. Watson, Ronald Kay and Neil Wiener are not independent within the meaning of Multilateral Instrument 52-110 Audit Committees in that Messrs. Cashin and Kay are senior officers of the Corporation, Mr. Watson was until February 2008 the President of the Corporation, and Mr. Wiener is a partner of Heenan Blaikie LLP, counsel to the Corporation.

Meetings of the Board of Directors are chaired by Mackenzie I. Watson, a non-independent director. If necessary, the independent members of the Board of Directors can meet without non-independent directors and members of management present.

2.	Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
Mackenzie I. Watson	Maya Gold & Silver Inc. Murgor Resources Inc. FanCamp Exploration Ltd.

Daniel B. Larkin	PharmaGap Inc.

Michael Pesner	Bitumen Capital Inc. Mint Technology Corp. Prestige Telecom Inc. San Anton Capital Inc. Sand Technology Inc.

Neil Wiener	Dianor Resources Inc.
3.	Orientation and Continuing Education

Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

The Corporation does not currently have a formal orientation program for new directors. The Board of Directors has not taken any measures to provide continuing education for the directors.
4.	Ethical Business Conduct

Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.

In terms of ensuring ethical business conduct, on July 15, 2009 the Board adopted a Code of Business Conduct and Ethics applicable to directors, senior officers and employees of the Corporation. In addition, the Corporation takes measures to ensure that directors and officers do not trade in the Corporation’s shares at a time when disclosure of material information is pending.
5.	Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for board nomination, including:
(i)	who identifies new candidates; and

(ii)	the process of identifying new candidates.
The Board of Directors will consider new candidates for nomination, if deemed necessary.
6.	Compensation

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:
(i)	who determines compensation; and
The compensation of the directors and CEO of the Corporation is determined by the Board of Directors. In determining the compensation of the directors and CEO, the Board considers the size of the Corporation, its financial resources and the compensation received by individuals occupying similar functions in other comparable Canadian companies. During the fiscal year ended October 31, 2009, the directors of the Corporation did not receive any cash compensation and received an aggregate of 1,200,000 stock options for serving in that capacity. The Board has not formally reviewed compensation of directors.

During the fiscal year ended October 31, 2009, the CEO of the Corporation did not receive a salary; he received a consulting fee of less than $150,000. The compensation of the CEO is reviewed on an annual basis by the Board of Directors. During the fiscal year ended October 31, 2009, the Board of Directors granted stock options to the CEO.
(ii)	the process for determining compensation.
The process by which the Corporation currently determines the compensation of the executive officers of the Corporation is described in the section entitled “Compensation of Executive Officers and Directors — Compensation Discussion and Analysis” above.
7.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board of Directors does not have any other committees.
8.	Assessments

Disclose what steps, if any, that the Board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors is responsible for assessing the effectiveness of the Board of Directors, its committees and individual directors.
ADDITIONAL INFORMATION
Financial information about the Corporation is contained in its comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2009, and additional information about the Corporation is available on SEDAR at www.sedar.com.
If you would like to obtain, at no cost to you, a copy of any of the following documents:
(a)	the financial statements of the Corporation for the fiscal year ended October 31, 2009 together with the accompanying report of the auditors thereon and any interim financial statements of the Corporation for periods subsequent to October 31, 2009 and Management’s Discussion and Analysis with respect thereto; and

(b)	this Circular,
please send your request to:
Quest Uranium Corporation
1155 University Street
Suite 1308
Montreal, Québec
H3B 3A7

telephone: (514) 878-3551
telecopier: (514) 878-4427
e-mail: info@questuranium.com

AUTHORIZATION
The contents and the mailing of this Circular have been approved by the Board of Directors of the Corporation.
(signed) Peter Cashin
Peter Cashin
President and Chief Executive Officer
DATED at Montreal, Québec
March 16, 2010

SCHEDULE A

Charter of the Audit Committee

CHARTER OF THE AUDIT COMMITTEE
1. General
The Board of Directors of Quest Uranium Corporation (the “Corporation”) has delegated the responsibilities, authorities and duties described below to the Audit Committee of the Board of Directors (the “Audit Committee”).
The Audit Committee will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the oversight of the Corporation’s external auditors. In so doing, the Audit Committee will comply with all applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.
2. Members
The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board of Directors. In this regard, the Board of Directors, at its first meeting held after an annual meeting of shareholders, shall appoint the members of the Audit Committee to hold office until the next annual meeting of shareholders. The Board of Directors may at any time appoint additional members of the Audit Committee, remove or replace any member of the Audit Committee, or fill any vacancy on the Audit Committee. Any member of the Audit Committee ceasing to be a director shall cease to be a member of the Audit Committee. The Board of Directors shall fill a vacancy if the membership of the Audit Committee is less than three directors as a result of such vacancy. The Chair of the Audit Committee may be designated by the Board of Directors or, if it does not do so, the members of the Audit Committee may elect a Chair by vote of a majority of the full Audit Committee membership.
A majority of the members of the Audit Committee shall be “independent” within the meaning of Multilateral Instrument 52-110 Audit Committees.
3. Meetings
The Audit Committee shall meet at least quarterly at such times and locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation’s quarterly and annual financial statements and the related management’s discussion and analysis and earnings press releases. The external auditor or any two members of the Audit Committee may also request a meeting of the Audit Committee. The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting. The Audit Committee may invite such other persons to its meetings as it deems appropriate in order to carry out its duties.
The Audit Committee shall submit the minutes of all meetings to the Board of Directors, and when so requested, shall review the matters discussed at an Audit Committee meeting with the Board of Directors.
A quorum for any meeting shall be two members of the Audit Committee.
The Audit Committee shall have the authority to require the attendance of the Corporation’s officers at meetings of the Audit Committee, as it deems appropriate or necessary.
4. Committee Charter
The Audit Committee shall review and reassess the adequacy of this charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board of Directors, if necessary.
5. Duties of the Audit Committee
The Audit Committee shall have the following duties:

(a)	Oversight of Financial Information and Reporting
(i)	The Audit Committee shall review, with management and the external auditor, and recommend to the Board of Directors for approval, the annual financial statements of the Corporation and related financial reporting, including management’s discussion and analysis and earnings press releases.

(ii)	The Audit Committee shall review, with management and the external auditor, if deemed necessary, and recommend to the Board of Directors for approval, the interim financial statements of the Corporation and related financial reporting, including management’s discussion and analysis and earnings press releases.

(iii)	The Audit Committee shall review, with management and the external auditor, and recommend to the Board of Directors for approval, any financial statements of the Corporation which have not previously been approved by the Board of Directors and which are to be included in a prospectus or other public disclosure document of the Corporation.

(iv)	The Audit Committee shall consider and be satisfied that adequate policies and procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements (other than disclosure referred to above), and periodically assess the adequacy of such procedures.
(b) Relationship with External Auditors
The Audit Committee shall recommend to the Board of Directors the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or test services for the Corporation and shall recommend to the Board of Directors the compensation of the external auditor. The external auditor is required to be an auditor registered with the Canadian Public Accountability Board (“CPAB”) that is in compliance with any restrictions or sanctions imposed by the CPAB.
The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.
(c) Pre-Approval of Non-Audit Services
The Audit Committee shall pre-approve all non-audit services to be provided to the Corporation (or any subsidiary entities) by the Corporation’s external auditor.
(d) Complaints Procedure
The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
(e) Hiring Policies
The Audit Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.
(f) Reporting
The Audit Committee shall report regularly to the Board of Directors regarding any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

6. Authority to Engage Independent Counsel and Advisors
The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee, and to communicate directly with the internal and external auditors.
The Corporation shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board of Directors, for: (a) payment of compensation to the external auditors employed by the issuer for the purpose of rendering or issuing an audit report; (b) payment of compensation to any advisors employed by the Audit Committee; and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.
The Audit Committee shall have the authority, within the scope of its responsibilities, to seek any information it requires from any employee of the Corporation and from external parties.

SCHEDULE B
SHAREHOLDERS’ RESOLUTION
RATIFICATION AND CONFIRMATION OF THE 2007 STOCK OPTION PLAN
BE AND IT IS HEREBY RESOLVED:
THAT the 2007 Stock Option Plan of the Corporation, as described in the Management Proxy Circular of the Corporation dated March 20, 2009, be and it is hereby ratified and confirmed.
SCHEDULE C
SHAREHOLDERS’ SPECIAL RESOLUTION
CHANGE OF CORPORATE NAME
BE AND IT IS HEREBY RESOLVED:
THAT the Articles of the Corporation be amended so that the name of the Corporation is “Quest Rare Minerals Ltd. — Minéraux Rares Quest Ltée”, or such other name as may be selected by the directors of the Corporation in their discretion;
THAT the officers and directors of the Corporation are hereby authorized to file Articles of Amendment with Industry Canada and do all other things necessary in order to give effect to the foregoing; and

THAT the directors of the Corporation be and they are hereby authorized to revoke the present special resolution before it is acted on, without further approval of the shareholders.